United States Securities and Exchange Commission
November 9, 2006-Response of February 2, 2007

American Bio Medica Corporation
122 Smith Road
Kinderhook, New York 12106

February 2, 2007

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	American Bio Medica Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005
File No. 000-28666

Dear Sir or Madam:

On behalf of American Bio Medica Corporation (the “Company”), this letter serves as the Company’s response to the additional items raised in your letter of January 19, 2007, furnishing the further comments of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2005.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1
Notes to financial statements, page F-7
Note A - The Company and Its Significant Accounting Policies, page F-7
[ 13 ] Accounting for stock -based compensation:, page F-9

1. Please refer to your response to our prior comment one. Your 2001 Plan states that an option agreement “may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s service.” If optionees under your 2001 Plan and any of your other plans (assuming those other plans have a similar termination provision as the 2001 Plan) have terminated their service or would terminate their service in the future before their options became or would become fully exercisable absent the acceleration, please address the following:

a.
Pursuant to paragraph 36 of FIN44, please tell us the intrinsic value of the options at the date of acceleration. For the reasons discussed in comment one in our November 9, 2006 letter, there would appear to be intrinsic value at the date of acceleration in excess of the amount measured at the original measurement date. If true, this excess should have been recognized as compensation cost.

b.
Provide us with an estimate, as of the date of acceleration, of a) the number of options that would have expired unexercisable absent the acceleration and b) the amount of estimated compensation cost that should have been recognized upon the acceleration. In addition, please tell us how the estimated compensation cost should have been subsequently adjusted as more information became available about the number of options that would have expired unexercisable. Please refer to the example in paragraphs 159 and 160 of FIN44.

United States Securities and Exchange Commission
November 9, 2006-Response of February 2, 2007

 Company’s Reply: As of the date of acceleration, the Company was unaware of any optionees whose service was expected to be terminated in the future before the options accelerated became, or would have become, fully excisable absent the acceleration.

To respond to the Commission’s Item 1(a) of this letter, the total number of options accelerated was 273,000. The options were accelerated by either one or two years. The closing price, or market value, of the Company’s common shares on December 14, 2005 was $1.19. Of these 273,000 options, only 206,000 options were at an exercise price below the market value (i.e. “in the money”) at the time of acceleration. The total intrinsic value of these 206,000 options was $27,153.

To respond to the Commission’s Item 1(b), the number of options that would have expired unexercisable absent the acceleration was 0 because no employees’ service was expected to be terminated prior to such options becoming excercisable. The earliest expiration date of any of the options accelerated was January 14, 2012 and as previously stated above, at the time of acceleration, the Company was not aware of any expected termination of service of any optionee, or any other reason that the options would have expired unexercisable. Therefore, in accordance with paragraph 36 of FIN44, the amount of estimated compensation cost that should have been recognized upon the acceleration was $0.00.

Since the date of acceleration, only two employees (non-officer and non-director sales representatives) holding options that had been accelerated, have left the Company’s employ. One employee held 33,500 accelerated options at an exercise price of $1.74. The intrinsic value of these 33,500 options was $0.00 at the time of the acceleration since the exercise price of the securities was above the market value of the Company’s common shares on the date of acceleration ($1.19). The second employee held 33,500 accelerated options at an exercise price of $1.88. The intrinsic value of these 33,500 options was $0.00 at the time of the acceleration since the exercise price of the securities was above the market value of the Company’s common shares on the date of acceleration ($1.19).

Using the example in paragraphs 159 and 160 of FIN 44, the Company’s best estimate of future termination of service prior to the date that vesting would have occurred absent the acceleration is based on historical employee turnover rates of 24% for all employees and 50% for management (due to the differences in the size of option awards, of the options accelerated, 91% were options issued to employees in positions of management.) Using these estimates, the implicit charge would be $6,517 and $13,577 respectively.

United States Securities and Exchange Commission
November 9, 2006-Response of February 2, 2007

Whether the intrinsic value is equal to $0 at the lowest or $13,537 at the highest, the Company has determined that any such charge is not material with respect to the Company’s net income for the period. The highest estimated charge would create an overstatement of income by approximately 3.6%, or less than 5%, for fiscal year 2005.

Considering the various factors identified by the Commission in its Staff Accounting Bulletin No. 99 that are relevant to a determination of materiality, the Company has concluded that the effect on its financial statements of any of the above-described charges would not be material. In addition to the relative amount of any charge, it is based on an estimate of employee turnover applying the examples in FIN 44; the actual charge is calculated to be $0. Furthermore, the transaction at issue created a one-time charge, unrelated to any trend or ongoing charges. Finally, any overstatement did not create income in place of a loss; the Company reported a loss in any event.

As a result of the determination of the Company with respect to materiality, as well as the actual applicable charge being $0, restatement of the financial statements in the Company’s annual reports on Form 10-KSB for the fiscal year ended December 31, 2005 and subsequent filings on Forms 10-QSB, and the filing of an Item 402 in a Current Report on Form 8-K is not necessary.

As previously noted in the Company’s correspondence to the Commission dated November 16, 2006, December 14, 2006, and December 28, in response to comments received from the Commission, the Company plans to amend its Form 10-QSB for the quarterly period ended June 30, 2006 to properly classify the prepaid expenses discussed in our letter of December 14, 2006. To avoid multiple amendments to the same report, the Company would prefer to file this amendment to its Form 10-QSB for the period ended June 30, 2006 upon conclusion of the discussions related to its Form 10-KSB for the fiscal year ended December 31, 2005.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 9, 2006-Response of February 2, 2007

Please direct any additional questions or comments to our counsel, Richard L. Burstein, Esq. at 518-463-3990, who would welcome the opportunity to discuss any such questions or comments in advance of the preparation of any written response by the Commission. Thank you.

Very truly yours,

AMERICAN BIO MEDICA CORPORATION

By: /s/ Keith E. Palmer
Keith E. Palmer
Executive Vice President of Finance
Chief Financial Officer and Treasurer
(Principal Financial Officer)